May 23, 2019

Heath R. Fear
Chief Financial Officer
Kite Realty Group Trust
Kite Realty Group, L.P.
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

       Re: Kite Realty Group Trust
           Kite Realty Group, L.P.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 27, 2019
           File No. 001-32268 and 333-202666-01
           Form 10-Q for the quarterly period ended March 31, 2019 Filed May 7, 2019
           File No. 001-32268 and 333-202666-01
           Form 8-K filed May 6, 2019
           File No. 001-32268

Dear Mr. Fear:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 2. Properties, page 28

1. We note your disclosure of return on cost and projected ROI. Please tell us and revise future filings to disclose what these figures represent.
Consolidated Financial Statements
Note 6. Disposals of Operating Properties and Impairment Charges, page F-26 Heath R. Fear
FirstName LastNameHeath R. Fear
Kite Realty Group Trust
Comapany NameKite Realty Group Trust
May 23, 2019
May 23, 2019 Page 2
Page 2
FirstName LastName


2. We note you calculated the fair value for certain real estate investments using the income approach as part of your impairment evaluation during 2018. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to
         ASC 820-10-50-2(bbb).
Form 10-Q for the quarterly period ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Earnings before Interest, Tax, Depreciation, and Amortization, page 36

3. We note that your calculation of EBITDA on page 37 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA.
         Reference is made to Question 103.01 of the Division's Compliance and Disclosure
         Interpretations for Non-GAAP Financial Measures. This comment also applies to your future earnings releases and future supplemental packages.
Form 8-K filed May 6, 2019

Exhibit 99.1
Guidance, page 2

4. We note you provided 2019 guidance ranges for FFO. In future earnings releases, please provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise future earnings releases to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the
         Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
         This comment also applies to your future supplemental packages.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate and
 Heath R. Fear
Kite Realty Group Trust
FirstName LastNameHeath R. Fear
May 23, 2019
Page 3
Comapany NameKite Realty Group Trust
May 23, 2019 Page 3                    Commodities
FirstName LastName